Exhibit 23.2

KPMG LLP Suite 700 20 Pacifica Irvine, CA 92618-3391

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the heading “Experts” in the Prospectus Supplement dated March 1, 2024.

Irvine, California
March 1, 2024

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.